NO Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E.
12/13/2013



January 10, 2014

13002944

Amy Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Act: 1934
Section:
Rule: 14a-8(OD5)
Public
Availability: 1-10-14

Re: PepsiCo, Inc.
Incoming letter dated December 13, 2013

Dear Ms. Carriello:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to PepsiCo by Richard A. Albert. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Richard A. Albert
richard.albert@marquette.edu

January 10, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 13, 2013

The proposal relates to PepsiCo's advertising.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7), as relating to PepsiCo's ordinary business operations. In this regard, we note that the proposal relates to the manner in which PepsiCo advertises its products. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


PEPSICO


pepsi





700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 13, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Richard A. Albert
Securities Exchange Act of 1934Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Richard A. Albert (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal begins by describing and criticizing an advertisement for one of the Company's products, it then "wonder[s]" about the Company's future "misguided and tasteless commercial[s] . . . that appeal[] to the worst in human behavior" and then it states:

> I propose that the company issue a public statement indicating the commercial [for the Company's product] was presented in poor taste and that they regret making a misguided decision. In addition, since the decision to air the commercial was made by senior management, those individuals will take full responsibility for their actions and decisions. Thus the President of PepsiCo, VP of Marketing for PepsiCo, President of Frito-Lay and VP of Marketing for Frito-Lay will donate half of their year's salary, including all bonuses and other compensation to [three specific charitable organizations].
>
> Hopefully by doing this it will send a message to not only present and future PepsiCo management (and other companies) that they manage their business at a higher moral standard than appealing to the worst of human nature in order to sell product and make a buck. This should pertain to all advertising venues including print, television, radio and the internet.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Pertains To Matters Relating To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal Relates To The Manner In Which The Company Advertises Its Products.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company advertises its products. Specifically, the Proposal concerns a particular commercial advertising one of the Company's products that the Proponent believes "appeal[ed] to the worst of human nature in order to sell product and make a buck." The Proposal then asks the Company to take certain actions related to that commercial, including using "a higher moral standard" when making future decisions "pertain[ing] to all advertising venues including print, television, radio and the internet."

The Company disagrees with the Proponent's assessment of the Company's advertisements and notes that the Staff consistently has concurred that decisions regarding the advertising of a company's products are part of a company's ordinary business operations. For example, in *PepsiCo, Inc.* (avail. Jan. 22, 1986), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(i)(7) of a shareholder proposal asking that the Company be prohibited from using the likeness of a political figure in Company advertisements. In its response, the Staff noted that the proposal related to ordinary business matters because it sought to "determin[e] the content of Company advertisements." Similarly, in *Campbell Soup Co.* (avail. Aug. 21, 2009), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "launch a campaign" related to "educating people on [a] healthy diet." In concurring with the proposal's exclusion, the Staff noted that the proposal related to the company's ordinary business operations, specifically "the manner in which a company advertises its products." *See also PG&E Corp.* (avail. Feb. 14, 2007) (concurring with the exclusion of a proposal instructing the company "to cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to utility purchased electricity" and to instead "conduct a vigorous advertising campaign" promoting a different energy source).

The Staff also has consistently concurred that shareholder proposals relating to a company's advertising are excludable under Rule 14a-8(i)(7) even if the proposals address potentially sensitive subject matters. For example, in *Tootsie Roll Industries, Inc.* (avail. Jan. 31, 2002), the

Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that Tootsie Roll "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships and promotions. In particular, the proposal related to the inclusion of an image of a boy dressed as an American Indian on its product wrappers and requested that the company remove a story from its website about the image. In concurring with the proposal's exclusion, the Staff noted that the proposal related to "the manner in which a company advertises its products." *See also FedEx Corp.* (*Mercy Investment Program et al.*) (avail. July 14, 2009) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal that requested a report on the company's "efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and promotions"); *Anheuser-Busch Companies, Inc.* (avail. Jan. 21, 2000) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board prepare a report describing the company's policy and practices with respect to using "only advertisements that do not offend the sexual sensibilities of heterosexual persons," where the company contended that "the [p]roposal does not relate to the products sold by the [c]ompany, but only to the advertising of those products by the [c]ompany"); *General Mills, Inc.* (avail. June 20, 1990) (concurring with the exclusion under Rule 14a-8(c)(7) of a proposal requesting the prohibition of advertising "on programs that encourage homosexuality or pornography," where the Staff noted that the proposal was directed to "activities by the [c]ompany related to advertising its products and not with matters involving the products which it distributes").

The Proposal relates to the Proponent's concerns with a particular television commercial advertising a Company product. The Proponent believes this advertisement "appeal[s] to the worst of human nature in order to sell product and make a buck." The Proposal asks that the Company publicly state that the advertisement "was presented in poor taste," express "regret" related to the Company's "misguided decision" to produce the commercial and require "senior management" to take "full responsibility for their actions and decisions" related to "air[ing] the commercial." According to the Proposal, the intent of this request is to "send a message" to the Company to use "a higher moral standard" when making future decisions "pertain[ing] to all advertising venues including print, television, radio and the internet." Thus, like the shareholder proposals in the precedent discussed above, the Proposal relates to the Company's ordinary business operations because it concerns the manner in which the Company advertises its products and thus is excludable under Rule 14a-8(i)(7).

The Proposal differs from instances where the Staff has declined to concur with the exclusion under Rule 14a-8(i)(7) of a proposal relating to a company's advertising. Specifically, the Proposal does not concern a "significant policy issue" that may "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* 1998 Release. Instead the Proposal principally focuses on what the Proponent views as "poor taste" in the referenced commercial advertising a Company product and on setting "a higher moral standard" with respect to the future in "all advertising venues including print, television, radio and the internet." *See PG&E* (avail. Feb. 14, 2007) (concurring with the exclusion of a proposal relating to the marketing of solar and wind energy, where the company argued that although the proposal "tangentially mentions concerns over greenhouse gas emissions . . . they are not the focus of the action requested in the [p]roposal"). Thus, the Proposal is unlike the proposal at issue in *Loews Corp.* (avail. Feb. 9, 2006) where the Staff declined to concur with the exclusion of a proposal requesting that the company undertake an advertising campaign to alert African Americans to the unique health risks associated with smoking menthol cigarettes.

Accordingly, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, namely, the manner in which the Company advertises its products.

B. The Proposal Relates To The Company's Decisions On Disciplining Employees.

The Company also may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it pertains to the Company's decisions regarding whether and when to discipline its employees. Specifically, the Proposal asks that "individuals [in "senior management"] take full responsibility for their actions and decisions" and that "the President of PepsiCo, VP of Marketing for PepsiCo, President of Frito-Lay and VP of Marketing for Frito-Lay . . . donate half of their year's salary, including all bonuses and other compensation" to several charitable organizations.

The Staff consistently has concurred that decisions regarding the disciplining or censuring of employees are part of a company's ordinary business operations. For example, in *Deere & Co.* (avail. Aug. 30, 1999), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "censure Deere and Company's CEO, Hans W. Becherer, and reduce his annual salary by $50,000.00 for . . . failures of duty" in allegedly mistreating customers with defective equipment. In concurring with the proposal's exclusion, the Staff noted that the proposal related to the company's ordinary business operations, specifically "the decision of whether to discipline a particular employee." *See also Merrill Lynch & Co., Inc.* (avail. Feb. 8, 2002) (concurring with the exclusion of a proposal requesting that the company's CEO resign and forego any golden parachute for his improper handling of a class action litigation); *UAL Corp.* (avail. Mar. 15, 1990) (concurring with the exclusion of a proposal instructing the company to censure the President and CEO for promoting a leveraged buyout of the company, to include a request for his resignation, as relating to "the decision to request censure of an executive officer").

The Proposal similarly requests that the Company discipline members of the Company's senior management (not all of whom are executive officers of the Company) for "making a misguided decision" to air an advertisement that the Proponent believes "was presented in poor taste." The Proposal specifically instructs the Company that "the President of PepsiCo, VP of Marketing for

PepsiCo, President of Frito-Lay and VP of Marketing for Frito-Lay will donate half of their year's salary, including all bonuses and other compensation" to several charitable organizations. According to the Proponent, the intent of this request is to ensure that the individuals who made the decision to produce the advertisement "take full responsibility for their actions and decisions" and to "send a message to not only present and future PepsiCo management." As with the proposals in *Deere* and *Merrill Lynch*, the Proposal uses changes in compensation arrangements as a means to discipline the Company's executives for alleged misconduct in managing the business of the Company. Thus, like the shareholder proposals in the precedent discussed above, the Proposal relates to the Company's ordinary business operations because it concerns the Company decisions related to employee discipline and thus is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Attachments

cc: Richard A. Albert

EXHIBIT A

October 30, 2013

Corporate Secretary of PepsiCo
700 Anderson Hill Road
Purchase, New York 10577

Dear Sir or Madam:

As an owner of 150 shares of PepsiCo, which I will continue to own at the time of PepsiCo 2014 Annual Stock Holders Meeting, I am submitting, the attached shareholder proposal that I would like my fellow shareholders to consider. Evidence supporting the statement that I have been an owner of 150 shares of PepsiCo stock for over one year, is provided in the letter from Wells Fargo Advisors.

Thank you for your consideration.

Sincerely,



Richard A. Albert

*** FISMA & OMB Memorandum M-07-16 ***

richard.albert@marquette.edu

PepsiCo Share Holder Proposal
Richard A. Albert
October 30, 2013

The following proposal was originally submitted in 2012 because it deals with a commercial that the Frito Lay division of the PepsiCo Company ran during the 2012 Super Bowl. However, because of a small technicality the company rejected the proposal. In the letter informing me of, that the proposal was being rejected, the company did not state in the letter that I had 15 days to correct the error and re-submit the proposal. This important fact was buried in an SEC document that was included in with the rejection letter. It is obvious to this owner of the company that the management did not want to deal with the proposal and thus intentionally omitted the fact that I had 15 days to correct the error from their letter. Although what management did was legal, as an owner of the PepsiCo Company not being open and forthright makes me wonder what else management is trying to hide. Thus the following statement is being re-submitted for consideration, which is intended to hold management accountable for their actions and decisions.

After viewing the Doritos commercial showing a dog trying to bribe a young man (and I use that term loosely) so that he would not reveal that the dog was responsible for killing a beloved companion animal, in this case a missing cat, (obviously by the posting of a homemade sign stating that their cat was missing clearly shows that the family loved the cat very much), I have to wonder what moral compass or moral center that the management of Pepsi Co and its' subsidiary Frito Lays' uses to guide its' business decisions. Based upon this commercial the company has only one, which is to appeal to the worst in human nature in order to sell product and make money. Given the standard that the company has apparently set for itself one can only wonder what kind of misguided and tasteless commercial the company will show next... maybe using pictures of missing children as seen on milk cartoons instead of missing cats or eating Doritos gives guys super powers like x-ray vision. Since Pepsi Co has shown that just sell baby is their moral creed it is only a matter of time until we see more commercials from the company that appeals to the worst in human behavior.

I propose that the company issue a public statement indicating the commercial was presented in poor taste and that they a sorry for making a misguided decision. In addition, since the decision to air the commercial was made by senior management, those individuals will be take full responsibility for their actions and decisions. Thus the President of Pepsi Co, VP of Marketing for Pepsi Co, President of Frito Lays and VP of Marketing for Frito Lays will donate half of their year's salary, including all bonuses and other compensation to the American Society for the Prevention of Cruelty to Animals, the American Humane Society and the Milwaukee (WI) cat rescue group, The Cat Network.

Hopefully by doing this it will send a message to not only present and future Pepsi Co management (and other companies) that they manage their business at a higher moral standard than appealing to the worst of human nature in order to sell product and make a buck. This should be especially true when deciding what kind of commercial to air on TV and radio broadcasts.


ADVISORS

Wells Fargo Advisors, LLC
950 Kepler Drive
P.O. Box 11228
Green Bay, WI 54307
Tel: 920-468-9227
Toll Free: 800-274-4270
Fax: 920-468-9238

October 30, 2013

Richard A Albert

Dear Richard:

This letter is to confirm that as of October 30, 2013, Richard A Albert, Individual Account, held 150 shares of Pepsico Incorporated Symbol PEP, Common Shares, and has held these shares continuously for a period of over one year.

Thank you.

Sincerely,

Donna Vanderhoof
Vice President – Investment Officer





PEPSICO

  

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

November 12, 2013

VIA OVERNIGHT MAIL
Richard A. Albert

Dear Mr. Albert:

I am writing on behalf of PepsiCo, Inc. (the "Company"), which received on October 31, 2013 your letter giving notice of your intent to present a shareholder proposal at the Company's 2014 Annual Meeting of Shareholders (the "Proposal"). It is unclear from your letter whether you were providing this notice pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders or pursuant to the advance notice provisions of the Company's By-Laws.

If you were providing notice pursuant to Rule 14a-8, please note that the Proposal may contain a procedural deficiency, which SEC regulations require us to bring to your attention. Based on your cover letter accompanying the Proposal, it is unclear whether your Proposal includes the first paragraph set forth on the second page of your submission that begins as follows: "The following proposal was originally submitted in 2012 . . . ." Accordingly, please clarify what you intend to be your Proposal.

If you intend for the first paragraph to be part of your Proposal, please note that Rule 14a-8(d) of the Exchange Act requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. Including the first paragraph in the Proposal would mean that your Proposal exceeds 500 words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words (for example, by not including the first paragraph). If instead your Proposal includes only the last three paragraphs set forth on the second page of your submission, then your Proposal does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 700 Anderson Hill Road, Purchase, NY 10577. Alternatively, you may transmit any response by facsimile to me at (914) 249-8109.

If you have any questions with respect to the foregoing, please contact me at (914) 249-8035. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Enclosures

From: Albert, Richard [mailto:richard.albert@marquette.edu]
Sent: Thursday, November 21, 2013 1:47 PM
To: Carriello, Amy {PEP}
Subject: RE: Richard A. Albert Shareholder Proposal

Dear Amy,

I hope things are well.

Please find attached a revised version of my share holder proposal that I believe addresses the comments that you made in your letter of November 12, 2013.

I would appreciate knowing if my proposal meets all the regulatory requires what is the next step.

Best wishes,

Richard

From: Carriello, Amy {PEP} <Amy.Carriello@pepsico.com>
Sent: Wednesday, November 20, 2013 11:03 AM
To: Albert, Richard
Subject: RE: Richard A. Albert Shareholder Proposal

Dear Mr. Albert,

In response to your questions below, no, you do not need to resubmit the statement from your broker and yes, you can scan and send in your response electronically.

Thanks and best regards,

Amy
Amy Carriello | Senior Counsel, Corporate Governance
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. 914-253-2507 | Fax 914-249-8109 | amy.carriello@pepsico.com

---

From: Albert, Richard [mailto:richard.albert@marquette.edu]
Sent: Wednesday, November 20, 2013 8:01 AM
To: Carriello, Amy {PEP}
Subject: Richard A. Albert Shareholder Proposal

Dear Ms. Carriello:

Thank you for response regarding my proposed share holder proposal. I am working on making the requested changes and will be submitting the revised proposal this week.

I do have a couple of questions ...

(1) Do I need to resubmit the statement from my broker indicating that I am a valid PepsiCo shareholder?

(2) In your letter of November 12, 2013 you indicated that I can fax the revised proposal. I was also wondering if I can scan it and send it to you electronically.

Thank you for your time and assistance.

Best wishes,

Richard A. Albert

PepsiCo Share Holder Proposal
Richard A. Albert
Revised Version

Following comprises complete proposal:

The following proposal was originally submitted in 2012 because it deals with a commercial that the Frito-Lay division of the PepsiCo ran during the 2012 Super Bowl. However, because of a small technicality the company rejected the proposal. Therefore I am resubmitting the proposal as put forth.

After viewing the 2012 Doritos commercial showing a dog trying to bribe a young man so that he would not reveal that the dog was responsible for killing a beloved companion animal, in this case a missing cat, (obviously by the posting of a homemade sign stating that their cat was missing clearly shows that the family loved the cat very much), I have to wonder what moral compass or moral center that the management of PepsiCo and its' subsidiary Frito-Lay uses to guide its' business decisions. Based upon this commercial the company has only one, which is to appeal to the worst in human nature in order to sell product and make money. Given the standard that the company has apparently set for itself one can only wonder what kind of misguided and tasteless commercial the company will show next... maybe using pictures of missing children as seen on milk cartons instead of missing cats or eating Doritos gives guys super powers like x-ray vision. Since PepsiCo has shown that just sell baby is their moral creed it is only a matter of time until we see more commercials from the company that appeals to the worst in human behavior.

I propose that the company issue a public statement indicating the commercial was presented in poor taste and that they regret making a misguided decision. In addition, since the decision to air the commercial was made by senior management, those individuals will take full responsibility for their actions and decisions. Thus the President of PepsiCo, VP of Marketing for PepsiCo, President of Frito-Lay and VP of Marketing for Frito-Lay will donate half of their year's salary, including all bonuses and other compensation to the American Society for the Prevention of Cruelty to Animals, the American Humane Society and the Milwaukee (WI) cat rescue group, The Cat Network.

Hopefully by doing this it will send a message to not only present and future PepsiCo management (and other companies) that they manage their business at a higher moral standard than appealing to the worst of human nature in order to sell product and make a buck. This should pertain to all advertising venues including print, television, radio and the internet.